

Mail Stop 3561

April 28, 2016

Via E-mail
Cassandra Tavukciyan
President and Chief Executive Officer
Armeau Brands Inc.
1805-141 Lyon Court
Toronto, ON Canada M6B 3H2

> **Re:** **Armeau Brands Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 19, 2016**
> **File No. 333-210190**

Dear Ms. Tavukciyan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2016 letter.

Summary

1. Please reconcile the calculation of 25% of the offering as set forth on page 5 with the use of proceeds.

Liquidity and Capital Resources, page 30

2. We note your revisions in response to prior comment 10 regarding possible alternative sources of financing. Please disclose how you plan to address the funds necessary to achieve your business plan, in the event you are unable to raise sufficient funds in this offering, as previously requested in our comment, including such alternative sources.

Security Ownership of Certain Beneficial Owners…, page 36

3.   We reissue prior comment 12. Please provide the disclosure as of the date of the table without assuming the completion of the offering.

4.   Refer to prior comment 13. It appears you continue to provide disclosure under Changes in Control as of January 31, 2016. Please update your disclosure, as requested.

Promoters…, page 37

5.   Please provide the disclosure required by Item 404(c)(1) of Regulation S-K regarding your relations with Arto Tavukciyan.

        You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: William MacDonald, Esq.
        MacDonald Tuskey